SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of march 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson’s Full Year 2004 Results

  A strong performance from Core Businesses – 9.5% constant currency revenue growth, 11% operating margins and €600 million of free cash-flow
  Total exceptional costs of €(904) million for the full year, including €(667) million for Displays partnership strategy
  Group operating profit pre-exceptionals at €569 million
  Phase 1 of Displays partnership process completed – the project is on track and on schedule
  Two Year Plan revenue and free cash flow objectives re-confirmed today. 2005 goals are in line with the Two Year Plan and call for 10% Core Business growth at 2004 perimeter with stable margins

Paris, March 3rd 2005 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE :TMS), chaired by Frank Dangeard, met on 1st March 2004 to review and approve the Group’s 2004 results published today.

Summary of consolidated results FY04 (unaudited(1))

In € million otherwise stated	FY04	FY04 Adjusted	FY03
	As reported	Pre-exceptionals (2)	As reported

Group net sales	7,994		8,459
Operating profit

Core business	631	631	750

Other businesses	(196)		(242)
Group	434	569	508
Exceptional items	n.a.	(904)	(249)
EBITA(3) full year	(338)	-	252
Net income	(636)		26

Free cash-flow (4)

Core business	595		811

Other businesses (5)	(357)		(104)
Group (5)	238		707
Dividend (€)	0.285		0.26

(1)	The full year 2004 results are preliminary and subject to final audit by Thomson’s auditors
(2)	Adjusted for 2H04 extraordinary items
(3)	EBITA is defined as operating income less extraordinary items (restructuring costs and other extraordinary items) less equity investments
(4)	Free cash flow is defined as cash flow from operations less net capital expenditures
(5)	Free cash flow has been adjusted for the proceeds from the sale of the TV inventories (€136 million)

Commenting on the full year results, Frank Dangeard, Chairman & CEO of Thomson stated, “As from September 2004, the Board took a number of urgent strategic decisions, notably the decision to partner our Displays business, our five strategic priorities, the Group’s Two Year Plan and the organizational changes required to implement it.

These decisions enable Thomson to move forward again and accelerate the implementation of the Board’s strategic goals.

The focus on Media & Entertainment is fully vindicated by the performance of our core Media & Entertainment activities, which have delivered revenue growth of 9.5%, an operating margin above 11% and free cash flow of nearly €600 million. The decision to partner our Displays business resulted, as we had announced, in a substantial one-off charge and a net loss for the year.

Our Two-Year Plan is now in place for each of our business units. These roadmaps enable us to reconfirm our 2006 targets: revenue growth of €1.5 to €2 billion at stable margins, and cumulative free cash flow generation from 2004-2006 of €1.2 to €1.5 billion.”

Full year results highlights – Group income statement including adjustments for extraordinary items

Reported income statement data are impacted by exceptional items taken by Thomson during the year, which totalled €(904) million and resulted in reported earnings before interest, tax and goodwill amortisation (EBITA) of €(338) million. Some of these exceptional items were taken as charges to operating income, resulting in reported operating profit of €434 million. Exceptional items have been recorded in a similar manner under French GAAP and IFRS.

Adjusting for these exceptional items:

  Core business operating profits were €631 million, representing an 11% operating margin (see table page 7)
  Operating results from other businesses pre-exceptionals were loss-making, including results from TV – now deconsolidated – and Displays.
  Group operating profits pre-exceptionals were accordingly €569 million, representing a 12% increase compared to 2003.
  The core business’ performance reflects the performance of all our Media & Entertainment activities, including a strong contribution from Technology. Our Services and Systems & Equipment divisions achieved their profitability objectives during the year.

The €(904) million of exceptional items include:

  Costs for, and incidental to, restructuring and reorganisation of its Displays and Components business in the second half of €667 million
  Costs already incurred in the first half 2004 of €202 million, of which €138 million were for restructuring in Displays; and €35 million of costs in the second half related directly to other non-core businesses

Excluding the portion of the exceptional items taken in the first half, Thomson estimates that its EBITA would have increased by more than 40% year-on-year, in line with indications made earlier in 2004.

The Group’s reported net result (including the extraordinary charges of €904 million), was €(636) million compared to a €26 million net profit in full year 2003.

Full year results highlights – Group cash flow and balance sheet

Thomson’s core businesses generated significant free cash flow, totaling €595 million (full year 2003, €811 million), whilst the Displays and TV businesses consumed cash.

The Group generated free cash flow of €238 million for the full year 2004. This is consistent with our 2004-2006 objective of €1.2 to €1.5 billion cumulative free cash flow, which is re-confirmed today.

Group total net debt at year-end was €679 million, compared to a net debt position of €244 million a year ago, reflecting acquisitions made during the year.

Board, Dividend and share buyback

The Board of Directors proposes that Thomson pay a net dividend of €0.285, or a 10% increase as compared to the €0.26 dividend paid last year. This dividend is subject to approval at the annual meeting of May 10, 2005, and confirms the intention to grow the dividend progressively.

Thomson has repurchased a total of 5.6 million shares pursuant to its share buyback programme, which was launched on September 16th, 2004.

The Board of Directors appointed Frank Dangeard as Chairman of the Group’s Strategy Committee in replacement of Thierry Breton, who resigned from the Board.

Thomson’s medium term outlook and full year 2005 targets

Thomson set on October 21st, 2004, targets for 2006, which are reiterated today. These include:

  Growth in revenues at constant currency of €1.5 to €2 billion in our core businesses, compared to c. €5.9 billion revenue base recorded in 2004;
  Cumulative free cash flow of €1.2 to €1.5 billion for the period 2004-2006.

The Group targets for operating performance in the year ahead are set against IFRS accounting principles and supports these goals, notably:

  Total revenue growth at constant currency for the Core Business of around 10%, at today’s perimeter against a baseline of c. €5.9 billion.
  Stable IFRS-based operating margin in this Core Business relative to the 2004 level (of approximately 10%).

The Group expects Core Business revenues to grow in the first quarter at a similar rate.

Progress in the partnership strategy for Displays

On January 26, Thomson announced the disposal of its Anagni tube plant to Videocon of India. This transfer was completed on February 28th. In addition, Thomson has now completed the first phase of its review of its main tube manufacturing assets in China, Poland and Mexico and has received indications of interest from both strategic and financial buyers for partnership for these assets. Whilst there can be no assurance as to the timing and structure of the outcome of this process, Thomson will now enter into more in-depth discussions with a number of these interested parties.

OPERATING PERFORMANCE BY DIVISION – 2004 ORGANISATION

Full year operating income by division – as reported 2004 operating structure

	FY04
	operating	FY04	FY03	FY03
In € millions	income	operating	operating	operating
	As reported	margin	income	margin

Digital Content Solutions	297	13.1%	363	16.0%
Video Network Solutions	196	10.0%	176	11.0%
Industry & Consumer Solutions	13	0.3%	37	0.8%
Other	(72)	-	(68)	-
Total Group	434	5.4%	508	6.0%

Digital Content Solutions

Full year 2004 operating income was €297 million (down from full year 2003, €363 million), reflecting the impact of currency translation as well as margin pressures.

Digital Content Solutions operating margin was 13.1% compared with 16% for the full year 2003. The operating margin reflects first and foremost a sharp decline in VHS volumes and to a lesser extent increasing raw material prices and DVD pricing. The start-up costs for both North America and Europe distribution expansion also impacted the margin.

Video Network Solutions

Full year 2004 operating income reached €196 million (full year 2003, €176 million).

Video Network Solutions operating margin reached 10% compared with 11% for the full year 2003. This growth in operating income reflects primarily the improved performance in our Grass Valley/Broadcast and Broadband Access Products businesses – where higher sales and a better product mix drove profitability. The Division’s technology Licensing revenues declined, reflecting an exceptional 2003 (see Licensing – below).

Industry & Consumer Solutions

Full year 2004 operating income before adjusting for exceptional items was €13 million (Full year 2003, €37 million).

Our Displays & Components operating loss for the full year 2004 was €(105) million, compared with €(101) million last year. This reflects in particular the exceptional costs in Displays above the operating level as well as difficult trading conditions.

Licensing overall

For the full year 2004, taking licensing as a whole, operating income was €325 million (Full year 2003, €411 million). Currency translation impacted revenues and therefore operating profits.

Licensing’s operating margin was 80.5% compared with 88.8% for the full year 2003, consistent with the Group’s expectations. This reflects a lower amount of past-payment licenses as well as increased investment in new licensing programs.

Full year earnings after restructuring, before financial charges, tax and amortization (“EBITA”) by division

	FY04	FY04	FY03	FY03
In € millions	EBITA	EBITA margin	EBITA	EBITA margin

Digital Content Solutions	266	11.7%	316	13.9%
Video Network Solutions	187	9.5%	147	9.2%
Industry & Consumer Solutions	(724)	nm	(173)	nm
Other	(66)	nm	(38)	nm
Total Group	(338)	nm	252	3.0%

Digital Content Solutions

In the full year 2004, restructuring costs, write-offs of fixed assets and other non-current expenses amounted to €31 million (Full year 2003, €48 million), mainly resulting from the rationalization in H1 of our VHS facilities in the U.S and Europe.

Full year 2004 EBITA reached €266 million (Full year 2003, €316 million).

Video Network Solutions

In the full year 2004, restructuring costs, write-offs of fixed assets and other non-current expenses amounted to €10 million (Full year 2003, €30 million).

Full year 2004 EBITA increased to €187 million (Full year 2003, €147 million).

Industry & Consumer Solutions

Reported income for the division is impacted by exceptional items taken by Thomson during the year, Some of these exceptional items were taken as charges to operating income.

In the Full year 2004, restructuring costs and write-offs of fixed assets mainly breakout as follows:

  The closure of the Marion and Circleville tube and glass plants in North America announced in March 2004 for €138 million,
  The one-time charge announced on October 21st consequent to the partnership strategy in our displays activity for €667 million.

OTHER GROUP P&L ITEMS

Financial expenses were flat year-on-year at €79 million. Goodwill amortisation increased by €54 million year-on-year to €130 million, notably due to additional goodwill amortisation related to TTE. Going forward, as Thomson adopts IFRS accounting standards, goodwill will be no longer amortised.

Income tax increased year-on-year to €88 million from €63 million, reflecting the change in capital gains tax regulation in France.

GROUP CASH FLOW

Our net working capital further improved, at 6.9% of last 12 months’ sales at the end of December 2004, compared to 7.5% at the end of June 2004 and 8.1% at the end of December 2003. This reflected a decrease in receivables by €65 million, an increase in payables by €31 million and an increase in inventories by €64 million.

Cash used in restructuring amounted to €200 million, from €173 million in 2003.

Cash payments for tax amounted to €124 million in the full year of 2004.

Gross capital expenditures fell to €348 million in the full year 2004, compared with €510 million in 2003. Capital expenditures concerned mainly the increase in manufacturing and distribution capacities in DVD.

Acquisitions totaled €680 million in the full year 2004, compared with €565 million in 2003: the most significant items were the payments made in connection with the acquisition of The Moving Picture Company (MPC) in the UK, (€78 million), the long term supply agreement with DIRECTV (€204 million), the promissory notes related to the acquisition of Technicolor (€84 million), and bolt-on acquisitions in our core businesses such as Gyration (€15 million) and Command Post (€11 million).

Thomson’s core businesses generated significant free cash-flow, totaling €595 million (full year 2003, €811 million), whilst the Displays and TV businesses consumed cash.

The Group generated free cash flow of €238 million for the full year 2004. This is consistent with our 2004-2006 objectives of €1.2 to €1.5 billion cumulative free cash flow.

BALANCE SHEET AND DEBT

The recently enacted French Law on Financial Security required the consolidation at the start of the year of two equipment leases for tube equipment in Mexico and Poland. The net effect on gross debt was an increase of €321 million, and an increase in fixed assets of €192 million. Adjusting for this impact, the Group’s net debt declined to €679 million at the end of December 2004 from €757 million at the end of June2004.

CORE BUSINESSES PERFORMANCE – 2005 ORGANISATION

For information, the tables below set out our operating income performance and our free cash flow generation along our 2005 segment organization, which forms the basis of our reporting going forward. The total profitability of our core business in 2004 was 11.1% and generated €645 million.

Revenues

In €m	FY04	FY03

Services	2,338	2,335
Systems & Equipment (1)	3,000	2,820
Technology (2)	506	659
o/w Licensing	404	463
Corporate	23	12
Thomson – Core (1)	5,867	5,825

Thomson – Core adjusted (2)		5,605

Displays & CE (3)	2,127	2,635

Thomson – Group (1) + (3)	7,994	8,459

Operating income

	FY04	FY04	FY03	FY03
In € millions	operating	operating	operating	operating
	income	margin	income	margin

Services	293	12.5%	364	15.6%
Systems & Equipment (1)	159	5.3%	133	4.7%
Technology (2)	251	49.7%	321	48.8%
o/w Licensing	325	80.5%	411	88.9%
Corporate	(72)	nm	(68)	nm

Thomson – Core (1)	631	10.7%	750	12.9%

Adjustments (1) +(2)	16	nm	48	Nm

Thomson – Core adjusted (2)	646	11.1%	797	14.2%

Displays & CE (3)	(196)	nm	(243)	Nm

Thomson Group(1) + (3)	434	5.4%	508	6.0%

(1)	The Systems and Equipment division includes our Cable Modem business - the disposal of substantial parts of which makes operating income not strictly comparable year-on-year. Operating Income 2004 amounted to €4million vs. €(1) million for the Full Year 2003
(2)	The Technology division includes our Optical Modules business – the disposal of substantial parts of which makes Operating Income not strictly comparable year-on-year. Operating Income 2004 amounted to €(20) million vs. €(47) million for the Full Year 2003

Free cash flow

	FY04	FY03
In € millions	free cash flow	free cash flow

Services	254	101
Systems & Equipment	150	477
Technology	433	338
Other	(242)	(104)

Thomson – Core	595	811

Displays & CE	(357)	(104)
O/w proceeds from the sale of the TV inventories	136	-

Thomson Group	238	707

Free-Cash-Flow is defined as Cash-Flow from Operation less net capex

* * * * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

* * * * *

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Financial Dynamics (Aurelie Gasnier)	+33 1 47 03 68 10	aurelie.gasnier@fd.com
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Appendix:

Thomson’s unaudited consolidated income statements

Thomson’s unaudited consolidated balance sheets

Thomson’s unaudited consolidated statements of cash flows

CONSOLIDATED INCOME STATEMENTS
UNAUDITED

	Year ended December 31,

	2002	2003	2004

	(€ in millions, except per share data)

Net sales	10,187	8,459	7,994
Cost of sales	(7,761)	(6,536)	(6,284)

Gross margin	2,426	1,923	1,710

Selling, general and administrative expense	(1,334)	(1,120)	(999)
Research and development expense	(374)	(295)	(277)

Operating income	718	508	434

Restructuring costs	(141)	(217)	(742)
Other income (expense), net	45	(32)	(27)
Equity investments	-	(7)	(3)

Earnings before interest, goodwill	622	252	(338)
amortization and tax

Interest income (expense), net	9	(9)	(24)
Other financial expense, net	(137)	(70)	(55)

Financial expense	(128)	(79)	(79)

Amortization of goodwill	(78)	(76)	(130)
Income tax	(56)	(63)	(88)

Net income before minority interests	360	34	(635)

Minority interests	13	(8)	(1)

Net income	373	26	(636)

Weighted average number of shares
outstanding - basic net of treasury
stock (1)	277,240,438	276,796,602	273,646, 869

Basic net income per share	1.35	0.09	(2.32)
Diluted net income per share (2)	1.29	0.09	(2.32)

CONSOLIDATED BALANCE SHEETS
UNAUDITED

	Year ended December 31,

	2002	2003	2004

ASSETS:	(€ in millions)

Fixed assets:
Intangible assets, net	2,183	1,935	2,206

Property, plant and equipment	3,800	3,554	3,535
Less: accumulated depreciation	(2,178)	(2,080)	(2,481)

Property, plant and equipment, net	1,622	1,474	1,054

Equity investments	4	11	128
Other investments	58	125	113
Loans and other non-current assets	156	49	39

Total investments and other non-current assets	218	185	280

Total fixed assets	4,023	3,594	3,540

Curent assets:
Inventories	962	744	569
Trade accounts and notes receivable,net	1,675	1,315	1,180
Current accounts with affiliated companies	71	79	183
Other receivables	1,278	960	968
Contracts advances, net	242	205	179
Cash and cash equivalents	1,463	2,383	1,906

Total current assets	5,691	5,686	4,985

Total assets	9,714	9,280	8,525

CONSOLIDATED BALANCE SHEETS
UNAUDITED

	Year ended December 31,

	2002	2003	2004

	(€ in millions)

LIABILITIES, SHAREHOLDERS’
EQUITY AND MINORITY INTERESTS

Shareholders’ equity:
Common stock (273,308,032 shares, nominal value
€3.75 per share at December 31, 2004 ; 280,613,508
shares, nominal value €3.75 per share at December 31,
2003 and 2002)	1,052	1,052	1,025
Treasury shares	(155)	(210)	(55)
Additional paid in capital	1,938	1,938	1,748
Retained earnings	1,447	1,411	666
Cumulative translation adjustment	(339)	(612)	(718)
Revaluation reserve	4	4	4

Shareholders’ equity	3,947	3,583	2,670

Minority interests	38	9	20

Reserves:
Reserves for retirement benefits	705	653	589
Restructuring reserves	127	118	104
Other reserves	216	206	176

Total reserves	1,048	977	869

Financial debt	1,694	2,128	2,501
(of which short-term portion)	262	263	904

Current liabilities:
Trade accounts and notes payable	1,235	1,364	1,221
Accrued employee expenses	223	183	165
Other creditors and accrued liabilities	1,070	858	995
Debt related to Technicolor acquisition	459	178	84

Total current liabilities	2,987	2,583	2,465

Total liabilities, shareholders’ equity
and minority interests	9,714	9,280	8,525

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	Year ended December 31,

(€ in millions)	2002	2003	2004

Operating Income	718	508	434
Adjustments to reconcile operating income to cash provided by operating activities:
Depreciation of property, plant and equipment	358	302	278
Amortization of intangible assets	38	39	40
Amortization of contracts and changes in reserves reflected
in operating income	45	107	118
Decrease (increase) in inventories, net	155	120	(64)
Decrease (increase) in trade and other receivables, net	401	262	65
Increase (decrease) in trade accounts, notes payable and
accrued expenses	(139)	258	(31)
Change in other current assets and current liabilities	(115)	(170)
			(10)
Restructuring cash expenses	(175)	(173)	(200)
Others	(182)	(70)	(229)

Net cash provided by operating activities (I)	1,104	1,183	401

Capital expenditures	(608)	(510)	(348)
Proceeds from disposal of fixed assets	16	34	49
Acquisition of investments	(1,273)	(565)	(680)
Proceeds from disposals of investments	149	249	77

Net cash used by investing activities (II)	(1,716)	(792)	(902)

Net cash provided (used) by operations (I+II)	(612)	391	(501)
Dividends paid	-	(66)	(74)
Capital increase and share repurchases	-	(55)	(58)
Increase in short-term debt	218	215	272
Repayment of short-term debt	(248)	(31)	(209)
Increase in long-term debt	607	456	406
Repayment of long-term debt	(37)	(8)	(332)

Net cash provided (used) by financing activities (III)	540	511	5

Effect of exchange rates and changes in reporting entities (IV)	3	18	19
Net increase (decrease) in cash and cash equivalents
(I+II+III+IV)	(69)	920	(477)

Cash and cash equivalents at the beginning of year	1,532	1,463	2,383

Cash and cash equivalents at the end of year	1,463	2,383	1,906

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3rd, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer